United States securities and exchange commission logo





                            January 21, 2022

       Sharon Carmel
       Chief Executive Officer
       Beamr Imaging Ltd.
       10 HaManofim Street
       Herzeliya, 4672561, Israel

                                                        Re: Beamr Imaging Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
22, 2021
                                                            CIK No. 0001899005

       Dear Mr. Carmel:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. Consider reducing the prominence of the graphics by presenting them after the prospectus summary.
 Sharon Carmel
FirstName  LastNameSharon Carmel
Beamr Imaging  Ltd.
Comapany
January 21,NameBeamr
            2022       Imaging Ltd.
January
Page 2 21, 2022 Page 2
FirstName LastName
Prospectus Summary
Company Overview, page 1

2. You state here and throughout the filing that you count among your customers Netflix,
         Viacom CBS, Wowza and other leading media companies. To provide context regarding the significance of these customers, please disclose the percentage of revenue for each period that was generated from these customers. Please also revise to summarize any relationships with these customers that are material to your business, including a summary of any material contracts. See Item 4.B of Form 20-F.
We have identified a material weakness in our internal control..., page 47

3. You state that you have identified a material weakness in your internal control over financial reporting and that you expect to implement remedial measures. Please disclose how long you estimate it will take to complete your plans and any associated material costs that you have incurred or expect to incur.
Results of Operations, page 60

4. Provide a discussion of why your Research and Development and Marketing Expenses decreased over the most recent reporting period.
Business
Overview, page 74

5. We note your disclosure that your top ten customers account for the majority of your revenue. Please disclose the material terms of your agreements with each customer, including the term, termination provisions and any minimum purchase requirements.
Principal Shareholders, page 108

6. Please disclose the natural persons who hold voting and/or dispositive power over the shares beneficially owned by Marker II LP, Innovation Endeavors II, L.P., Disruptive
         Technologies III L.P., and Verizon Ventures LLC.
Notes to Consolidated Financial Statements
Note 2 - Significant Accounting Policies
M. Revenue recognition, page F-32

7. Expand your disclosure to clarify your type of software licenses (i.e., term or perpetual). If your licenses are term licenses, disclose the general term of these licenses.
8. Please break-out your revenue between software licenses and PCS. Further, break-out your software licenses between one-time fees and sales based licenses. Refer to ASC 280-
         10-50-40. Please clarify whether the revenue disclosed as "over a period of time" as disclosed on page F-48 represents PCS. If so, tell us why this amount is immaterial in
 Sharon Carmel
Beamr Imaging Ltd.
January 21, 2022
Page 3
         comparison to the revenue recognized at a point in time. Indicate why you believe that allocation is reasonable. Further, clarify your statement that "standalone selling prices of services which are usually involved with limited customer support" and explain its impact on your ability in establishing a standalone selling price for PCS.
Note 11 - Share Options, page F-44

9. Please provide a summary of stock options granted since January 1, 2021. Please provide the date and amount of each stock option granted along with estimated fair value of the underlying shares of common stock. Reconcile and explain the differences between the fair values determined on each grant date including the difference between the most recent grant date fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions with the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement. Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.
Note 15 - Segment Geographical Information and Major Customers
B. Revenues by geographic region are as follows:, page F-48

10. We note you are incorporated and your principal executive offices are located in Israel. As such, expand your table to present revenue that is attributable to customers in Israel, your country of domicile. In addition, disclose the basis for attributing revenues from external customers to individual countries. Also provide this geographical information for your interim financial statements. Refer to ASC 280-10-50-41.a.
General

11. Please supplementally provide us with copies of all written communications, as defined in
FirstName LastNameSharon Carmel
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
Comapany    NameBeamr
       present           Imaging
               to potential        Ltd.
                            investors in reliance on Section 5(d) of the
Securities Act, whether or
Januarynot
        21,they
            2022retain
                  Pagecopies
                       3      of the communications.
FirstName LastName
 Sharon Carmel
FirstName  LastNameSharon Carmel
Beamr Imaging  Ltd.
Comapany
January 21,NameBeamr
            2022       Imaging Ltd.
January
Page 4 21, 2022 Page 4
FirstName LastName
       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Eyal Peled